lEGAL PROCEEDINGS  EX-99

The Securities and Exchange Commission ("SEC") filed an administrative action against the Fund's President because of certain trading activity in his personal accounts during 1994. A hearing was held in November 1998 during which the Fund's President vigorously defended his position before a SEC Administrative Law Judge. The Judge's decision is not expected until late 1999 or 2000.
Management does not believe an unfavorable outcome of this action will materially affect the Fund or management of the Fund; however, it is uncertain to what extent an unfavorable outcome would affect the Fund.